UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

May 2009 Down 50.7% Year over Year

Mexico City, June 3, 2009 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for May 2009 decreased by 50.7% when compared to May 2008.

This announcement reflects comparisons between May 1 through May 31, 2009 and 2008. Transit and general aviation passengers are excluded.

Domestic
Airport	May 2008	May 2009	% Change
Cancún	313,500	202,719	(35.3)
Cozumel	8,991	1,424	(84.2)
Huatulco	20,422	20,733	1.5
Mérida	109,406	58,948	(46.1)
Minatitlán	13,241	9,122	(31.1)
Oaxaca	41,456	26,187	(36.8)
Tapachula	21,429	14,053	(34.4)
Veracruz	81,172	46,114	(43.2)
Villahermosa	81,935	48,473	(40.8)
Total Domestic	691,552	427,773	(38.1)

International
Airport	May 2008	May 2009	% Change
Cancún	751,785	279,073	(62.9)
Cozumel	39,572	19,739	(50.1)
Huatulco	1,224	910	(25.7)
Mérida	8,162	4,308	(47.2)
Minatitlán	416	140	(66.3)
Oaxaca	3,315	3,189	(3.8)
Tapachula	256	255	(0.4)
Veracruz	5,587	3,697	(33.8)
Villahermosa	4,421	2,836	(35.9)
Total International	814,738	314,147	(61.4)

ASUR Page 1 of 2

Total
Airport	May 2008	May 2009	% Change
Cancún	1,065,285	481,792	(54.8)
Cozumel	48,563	21,163	(56.4)
Huatulco	21,646	21,643	(0.0)
Mérida	117,568	63,256	(46.2)
Minatitlán	13,657	9,262	(32.2)
Oaxaca	44,771	29,376	(34.4)
Tapachula	21,685	14,308	(34.0)
Veracruz	86,759	49,811	(42.6)
Villahermosa	86,356	51,309	(40.6)
ASUR Total	1,506,290	741,920	(50.7)

Yesterday the Secretary of Communications and Transportation suspended air traffic operations of Consorcio Aviaxsa, S.A. de C.V., which over the last twelve months represented 5.0% of ASUR’s total passenger traffic.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: June 3, 2009